Mail Stop 4720

June 22, 2009

Michael Pressman, Esq.
Senior Counsel
Schering-Plough Corporation
2000 Galloping Hill Road
Mailstop K-1-4525
Kenilworth, NJ 07033

> **Re:** **Schering-Plough Corporation**
> **Registration Statement on Form S-4/A**
> **Filed June 16, 2009**
> **File No. 333-159371**

Dear Mr. Pressman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-4/A

Risk Factors

Risk Factors, page 17
Risks Related to the Transaction, page 17

"An arbitration proceeding commenced by Centocor against Schering-Plough may result in the combined company's loss of the rights to market Remicade and golimumab…" page 20

1. We are re-issuing prior comment 1 from our comment letter dated June 3, 2009. Please revise your disclosure to address the inconsistencies between the definitions of "Control" and "Change in Control" in the Distribution Agreement, specifically addressing the risk that the definition of "Control" in the Distribution Agreement could contemplate the merger transaction between Schering-Plough and Merck.

Legal Proceedings Related to the Transaction, page 93

2. We note your statement that Section 8.2(c) of the Distribution Agreement defines when a "Change of Control" has occurred for purposes of the Distribution Agreement. Please expand your disclosure to also include an explanation of the definition of "Control" set forth in the Distribution Agreement and specifically referenced in Section 8.2(c). Please revise the sentence stating, "Under the plain reading of this provision, Merck and Schering-Plough believe that the completion of the merger will not entitle Centocor to terminate the Distribution Agreement," to remove the reference to "plain reading." It is evident that Section 8.2(c) offers contradictory language with respect to Control and Change in Control, therefore we do not believe a reference to the "plain reading" of this provision is appropriate.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Nandini Acharya at (202) 551-3495, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Andrew Brownstein, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019